

INVEST IN WOMP

🟡 minimum target met

$88,455

raised of $1,000,000 maximum target from 147 investors

Womp is the all-in-one platform to transform your ideas into 3D realities.

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.



Gabriela Trueba
Founder / CEO
3 time 3D/AR entrepreneur, Co-founder CEO at ARO (AR app), Fabrication specialist at Jeff Koons



Why you may want to invest

1. INNOVATIVE TECH- Game changing tech (Website + IOS APP)

2. 4X REVENUE- Last year over the year prior.

3. STRONG TEAM- Lean, agile, passionate and close team with unique insight.

4. VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).

5. INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.

6. TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.

$ [100 min]

Invest

♥ REMIND ME

What you are investing in

Future Equity Agreement ⊘

~~$5M~~ **$4M** valuation cap ⊘

First $100K will invest in a SAFE with a $4M valuation cap and 20% discount.

20.0% discount ⊘
$100K+ pro rata right threshold ⊘

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $4M in the future.

Earning a return
Learn more about SAFEs

Investor perks

$2,500+
Free 3D model + FDM 3D print. Max print size = 5" x 5"x 5" Includes interactive AR ready 3D model + 2D render + 100% ownership of the 3D file.

$5,000+
Free 3D scan of your body or bust.

$10,000+
$625 worth of credit to use on our 3D services. Includes 3D scanning, modeling, and printing.

$25,000+
$1250 worth of credit to use on our 3D services. Includes 3D scanning, modeling, and printing.

$50,000+
$2500 worth of credit to use on our 3D services. Includes 3D scanning, modeling, and printing.

$100,000+
$5000 worth of credit to use on our

7 MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.

8 EXIT- We believe we have a strong exit potential and strategy. A 2-3 year exit potential with some of our manufacturing partners who have scaled 3D printing as a service.

Our Ambition

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

__womp.xyz__

New York, NY

3D services. Includes 3D scanning, modeling, and printing.

$250,000+
Giant 3D print of your choice.

see less

female_founder   design   app

manufacturing   ar   augmented_reality

machine_learning   artificial_intelligence   ai

product   manufacturing

get_help_from_experts   ecommerce

design   artificial_intelligence   3d_printing

fashion   custom   3d_services

3d_modeling   3d_scanning   design

artificial_intelligence   art   app   api

b2c   b2b   3d_printing   software

technology

Why I Like Womp

Gaby is a true entrepreneur - with designers instincts and a founders determination - I'd pay attention to whatever she's up to!



Dylan Reid
CO-FOUNDER AT MATTER.IO/FORBES' 30 UNDER 30 (2015)

THE BUZZ ABOUT WOMP

Womp team rocks! They're innovative, detailed and quick. I have been very impressed with the quality and expertise they offer.

Dominick Leuci
Customer

The talented team at WOMP did an incredible job translating my illustrations into such detailed and dynamic sculpts (and with limited reference, too). Their expertise on the modeling and materials was super helpful in the development of this toy -- I definitely look forward to working on future projects with them!

Cute Brute
Customer

Excellent responsive customer service. Good quality. Staff stands behind their work and will do anything to please.

Stan Schoen
Customer

They're the best. Definitely check it out. These guys can print anything in any number of dimensions. It's amazing!

 **Julian Ambler**
Customer

I had a great experience working with WOMP. They are knowledgeable, highly skilled and easy to work with. I relied on them for design/modeling help and execution, and I am very happy with how the objects turned out.

Heather Bursch
Customer

Womp enabled me to realize my artistic vision in ways I couldn't imagine. Their products are

as cool as they are technically deft and well-considered. I continue to return to them with new projects, which in and of itself, is as high a recommendation as it gets.

Elizabeth Hayt
Customer



'David Bowie Is' App Offers Intimate Glimpse Into The Art Of The Rock Legend

Just as he was in life, a charismatic, master showman, David Bowie continues to loom larger than life in death. The new 'David Bowie Is' app, based, on the record-breaking exhibit he helped create, offers an intimate glimpse into mind of a true rock legend.
February 12, 2019 @ forbes.com



P R O C E S S // PLA prints from @womp.xyz We have so much to share with you!!! Stay tuned - just collecting all the little steps so you can view it in one story 😊 #3dprinting

206 Likes, 6 Comments - Light + Ladder (@lightandladder) on Instagram: "P R O C E S S // PLA prints from @womp.xyz We have so much to share with you!!! Stay tuned - just..."



How will we see beauty in the future?

Written by Jessica Lack, CNN London This story forms part of a collaboration with Dazed Beauty -- a new platform dedicated to redefining the language and communication of beauty. "I guess you could say it's a bit Tron," said make-up artist
September 27, 2018 @ cnn.com



Tour a Stunning New York Townhouse with a Museum-Level Art Collection

Artist, businessman and collector Arthur Becker takes WSJ on a tour of his stunning six-story, 6,000-square-foot Soho townhouse, filled with ancient artifacts, modern and original art. Photo: Kelly Marshall for The Wall Street Journal. Video: Drew
October 26, 2017 @ youtu.be



Now You See Him, Now You Don't: Duchamp From Beyond the Grave

Asked whether he cared what his contemporaries thought of him, Marcel Duchamp once said, "I would rather wait for a public that will come fifty years - a hundred years - after my death." Those words will soon take on an eerily prophetic ring - and ahead
September 29, 2017 @ nytimes.com

THE FUTURE IS HERE:

DO YOU KNOW EVERYTHING 3D CAN DO?



IDEA
from just an idea

INTERACTIVE 3D
to on your screen

PHYSICAL OBJECT
and in real life

WHEN SURVEYED, 8 OUT OF 10 PEOPLE WISH THEY COULD CUSTOMIZE PRODUCTS THEY BUY.

WHY NOW?





MOVING FAST

3D tech is getting exponentially faster, cheaper and sophisticated. It's closer than ever to impacting our everyday objects and purchases.



3D MARKET

The 3D market is currently at $11B. It's predicted to grow to $108B in the next 3 years and $500B by 2030.



GAME CHANGER

3D affects how we make things. But, it's also the future of how we preview, interact, buy, sell and communicate with each other.



EVERYONE AGREES

Apple's latest hardware revolves around 3D tech. Facebook has developed 3D posts and Amazon wants you to shop in 3D and AR.

PROBLEM:

3D IS OUT OF REACH TO THE AVERAGE PERSON

3D tech, like 3D printing or AR, promises to change the way we make, buy and sell products.

But, DIY and hired 3D services are complex, scattered and expensive. It's potential depends on one thing:

easy access to create, interact and share 3D files

SOLUTION:



KEY 3D TECH, ALL-IN-ONE PLACE

WOMP

Your ideas in 3D on your screen
and at your doorstep.



CASE STUDY



3D SCANNING

Julian mailed us his
fiance's grandma's ring.
We 3D scanned it +
uploaded it to
womp.xyz

3D MODELING

He previewed,
interacted and detailed
the modifications
he was interested
in seeing

3D PRINTING

Julian surprised his
fiance with 4 versions
of the ring in
colorful nylon
+ polished brass!

3D MARKET

$500B



REVENUE PROJECTIONS



DISCOVER AND ACCESS POWERFUL TECH:

ZERO KNOWLEDGE REQUIRED



mail-in things for
3D scanning



change, modify and
tweak your files to
perfection



see and share
files in AR





 

preview, render and
interact with your
ideas in 3D

from plastic to steel,
over 80 materials to
choose form

///O//.P
womp.xyz

HOW IT WORKS:

FLOW BETWEEN 3D SERVICES EFFORTLESSLY



3D scanning   →   **3D modeling**   →   **3D printing**

3D SCANNING:

  

1 - upload pictures of the object you'd like to 3D scan

- download and print a free shipping label to send your object to womp

- once we receive it, we'll get to scanning ;)

2 - within 10 business days or less, you'll be able to preview and inspect your 3D scan on our 3D viewer.

3 then, you can:

- download the 3D file with 100% ownership

- decide to edit the 3D scan by transferring into our 3D modeling services

- or, choose a material and send it to 3D print!

3D SCANNING EXAMPLES:





3D MODELING:

  

1 - upload sketches and/or reference images to help illustrate your ideas

2 - within 10 business days or less, you'll be able to preview and inspect your 3D model on our 3D viewer

- womp will work on any changes you'd like to see until you're 100% satisified

3 then, you can:

- download the 3D file with 100% ownership

- or, choose a material and send it to 3D print!

3D MODELING EXAMPLES:





3D PRINTING:

  

1 - upload your 3D file onto our 3D viewer

2 - choose from a selection of 3D printing materials ranging from metal to plastic to stone.

3 - sit tight and wait for it in the mail!

3D PRINTING EXAMPLES:



CHOOSE FROM A SELECTION OF 3D PRINTED MATERIALS:



blue pla *orange nylon* *polished stainless steel*

jpeg sandstone *interlocking brass* *red nylon*

rose gold *frosted resin* *green pla*

Let the numbers speak for us

In only 2 years in stealth + ZERO marketing or advertising!

3x revenue	$350,000	300+	20-85%
2017-2018	In revenue since operating (2017)	Happy customers	Sales margins

Founder





Gabriela Trueba
Founder / CEO

3 time 3D/AR entrepreneur, Co-founder CEO at ARO (AR app), Fabrication specialist at Jeff Koons

AND THE REST OF THE TEAM

   

Alicia Riccio
Operations Manager
CAD + 3D print expert, 3D scanning engineer. Experience: Abraham Cruzvillegas + Dan Colen Studio

Laure Adamo
Head of Design
CAD expert, business strategist, UI/UX designer. Experience: Starwood + Morris Adjmi Architects

Hunter Fortuin
Lead Developer CTO
Backend + fullstack developer. Experience: Operations and logistics Ecovative full stack at Pub G.

Michael Goldstein
Advisor
Former CEO Toys"R"Us.

 

Nicholas Anderson
Engineering Consultant/Advisor
Mechatronics Engineer. Principal Engineer RoadNarrows Robotics. Founder of Acata / NICKANDERSONCO

Peter Dolch
Advisor
President CEO Thaumaturgix, Inc. New York Angels Member. MIT Alumni.


Raised $338,455 From 148+ Investors

$50,000	$80,000	$120,000	$88,455
February 2017	March 2017	May 2017	In Progress
PRICED ROUND	PRICED ROUND	PRICED ROUND	

  

Peter Dolch
Entrepreneur | Investor | Mentor | NY Angel | President of Tgix | CTO of Biospectal | Co-founder/Advisor at Manticor

Matthew Rayner
I'm a guy that loves business and Chipotle burritos! I'm blessed with a wonderful family and businesses in Lafayette, LA.

Nelson Martins
looking to learn about new ideas and invest in compelling companies.

  

Rob Britton
Engineer by trade, economist by education, maker by night. Interested in exploring new ideas.

Zarko Runko
Just another scumbag looking 4 an ez payday

Balarama Nalluri
Fashion Accessories Professional

(MORE INVESTORS)

Interview

WF: What's new about what you're making? How is it different? ⌄

↖ COLLAPSE ALL

W: We've all heard of 3D, seen viral videos of 3D scanning, 3D printing, augmented reality demos, realistic 3D renders, and even fake 3D celebrities on Instagram. 3D tech is getting exponentially more sophisticated, affordable, and becoming a viable option for new media and manufacturing at scale. Yet, we forget that all these advances are useless and irrelevant to the average person without one thing: access to the 3D file.

3D unicorns like Carbon, Desktop Metal, and Magic Leap are focused on optimizing 3D graphics, 3D printers, materials, and a new model of manufacturing. Yet, none of these advancements touch on the true inherent value of 3D: it's indifference to customization and complexity. Access to 3D technology allows any individual to create customized complex objects. Unlike traditional manufacturing technology, 3D printing is very agnostic to production volumes; To print a single customized object is typically the same unit cost as printing x1000 items with traditional forms of mass production.

We're moving into the age of niche micro-manufacturing-anyone can create and own specialized and meaningful goods, opposed to the slim options within the standardized one-size-must-fit-all products of mass production.

However, all of this stagnates without access to the 3D file. Currently, creating and modifying 3D files are only accessible through expensive software and hiring expensive engineers and designers and their expertise is scattered.

At womp we are building a centralized platform that brings together all elements necessary to transform your idea into a digital 3d model or physical object. Womp provides a fluid and cohesive customer experience that ties all of the necessary industrial developments into a single easy to use all-in-one platform.

WF: How big is the market? ⌄

W: $11B and it is predicted to explode in the next 3 years growing to $108B by 2021, and $500B by 2030. It's also predicted that by 2030 10% of what people buy will be 3D printed.

We believe these projections are an understatement and are only taking into account the advancements of 3D printing, not the explosion of the democratization of 3D scanning and design. We expect a whole new market of niche micro-manufactured goods to emerge, not unlike the music industry shift with the advent of online streaming services, and the developments within the micro brewing industry with the creation of smaller and more affordable brew equipment.

WF: Who are your competitors? How are you different? ⌄

W: Current competitors are small to medium businesses who specialize in one aspect of 3d technology, like 3D scanning, 3D modeling and 3D printing. In the current 3D market a customer usually needs to visit multiple different specialized businesses for each step of the process. In most cases the client will need to visit each business in person, meet with a specialist, and pay an hourly fee for consulting, engineering, 3D sculpting or 3D printing. The client is limited and intimidated by this expensive, scattered and exaggerated process.

Larger companies offering 3D printing services require the customer to have a sophisticated understanding of 3D. All but few require that the customer already have a 3D printable file to access any manufacturing services and more holistic companies commonly charge very high rates for 3D scanning and 3D modeling.

Womp's pricing is 20- 50% lower than our competition for 3D content and we undercut our competitor's lead times by a factor of 4X to 6X for any of our 3D services. Finally and most importantly, we offer an easy and friendly interface for anyone to access our 3D services. Zero knowledge and zero files required.

WF: What do you understand about your business that others don't get? ⌄

W: Most 3D technology companies are focused on hardware and optimizing the final output in 3D. However, the sophisticated output equipment like 3D printers,

3D scanners, and augmented reality glass will never impact the average person unless we all have easy access to creating 3D files that are relevant and add to our personal and professional lives.

WF: What's your biggest risk? What keeps you up at night?

W: Continuing to grow our high-quality delivery pipeline to meet growing customer demand, while concurrently bringing to market our revolutionary software products, that will in turn drive even more growth. But... we've planned and prepared and planned again to meet the challenge!

💬 Ask a Question ⚙

| Type your question here... | ASK QUESTION |

Kenneth Roth Jul 19 ⌄

Hey Gabrielle, I invested a small amount so far but give me a reason to invest a lot more. Are you really going to make me money in the next couple of years or are you just keeping the business afloat with this round? You mention a legit exit strategy in 2 to 3 years. Can you talk more about that. Sorry if im coming across a little harsh. Dont mean to insult you. Just seems like some of my other wefunder investments have lost momentum so Im wondering if it makes sense to continue investing in companies like yours. Thanks.

 **Gabriela Trueba** Founder / CEO FOUNDER   edited Jul 20 ⌄

Hey Kenneth! Thank you for your investment- we are excited to have you on-board.

Sure, I'll give you that reason! no offense taken at all- I would hate to have other investments taint the way you see Womp's potential- I hope our recent acceptance to the prestigious accelerator Techstars and additional angel investments help legitimize our potential- but here is a little more about why we are going to be a $1B unicorn in 2-3 years.

We believe companies ranging from Facebook, Amazon, Carbon 3D and even a consumer product company like Warby Parker would be candidates for acquiring Womp in 2-3 years. We are revolutionizing how we think about manufacturing and the consumer experience. We are breaking down the barriers for non- engineers and engineers alike to access 3D for media and manufacturing and ultimately forever changing how we think about how we experience, make, buy and sell objects.

In regards to market and revenue potential - In 2018 small local 3D printing bureaus had a combined gross revenue of $1B. The 3D manufacturing market is projected to 3X in the next 3 years and 50X by 2030. Other 3D sectors like AR and 3D media are currently a $27B market and projected to grow 10X by 2021. We are creating a single ecosystem that merges media and manufacturing into a SINGLE experience. Whether you are a consumer or an aerospace engineer you can easily access create, modify, share, animate and even manufacture all in one spot- zero knowledge required. We are the future of the retail and consumer experience.

We like to think of ourselves as a combination between Adobe Photoshop and Amazon. We allow anyone to create the products and objects they have in their mind instead of purchasing them ready made. We also allow you to use that file and content to generate media like AR and Web 3D. We are not only democratizing 3D the way Adobe democratized graphic design and 2D media, we are unleashing the true potential of new 3D technology by starting with the most important element- the file. We believe the only value tools like 3D printers and AR programs will have in our lives is if we can create the files that are relevant to OUR lives, that we want in our homes, that come from our thoughts and needs and not a boilerplate file found online. Much like adobe's tools allowed anyone to become a graphic designer our platform leverages the smartest tools and incorporates deep tech to help you generate the idea you have in mind into a 3D model that is

optimize for the ultimate purpose you have in mind- social sharing, media, manufacturing or prototyping or all of the above. Imagine if anyone could create the object they wanted? No need to understand CAD, to understand material science, how a printer works..... just tell us what you are thinking, our platform will help you generate, modify, optimize, social share and print it out in over 80 materials.

We have generated revenue the last 2.5 years 100% organically, and are taking this investment and using it to 10X the speed of our software development and powering up to go to market BIG.

I can assure you we are doing the opposite of keeping the business a- float- we are leveraging every single dollar we have gotten from angel investors, incubators and Wefunder to go big or go home, and we already started! Since receiving Angel investment 2 months ago we have already developed 1/3 of our 18 month software roadmap and are building new and innovative tech never before seen in the industry. We are very excited and Wefunder has been a very early but great first step in a prosperous and innovative future.

Jevin Tan Jul 12 ⌄

Hello, the seed round 1 year ago was at a valuation of $5 million, could I know why you have offered early bird at $4million? As decreased or stagnant valuations are worrying for the company, may I know 2 things?
1) In your opinion, what have you learn that would lead to higher valuations in future rounds?
2) How do your current investors feel about this round?
Thank you!!

 **Gabriela Trueba** Founder / CEO `FOUNDER` Jul 12 ⌄
Hey Jevin!

What you are seeing a previous round is actually the current Wefunder round- but it was split due to the end of the fiscal year!! it will say $5M because technically that is the valuation on the Wefunder round the $4M is an early bird discount for the first $100k invested. I hope this answered your question! Valuation will only go up from here!

H Emam Jul 7 ⌄
Hello,

I think this is a good idea but I'd like to know what are your revenues in 2017, 2018 and forecasted or planned revenues in 2019?

Thanks

 **Gabriela Trueba** Founder / CEO `FOUNDER` Jul 8 ⌄
Hey Emam! Thank you for your comments and question. Our revenues for 2017 were $75k, 2018 were $330k and in 2019 we are hoping to reach $700k - $1M by the end of the year.

Craig Vom Lehn Jun 27 ⌄
Do you intend to pay dividends after the SAFE converts?

 **Gabriela Trueba** Founder / CEO `FOUNDER` Jul 5 ⌄
Hey Craig - We are not intending to pay dividends after the SAFE converts at least for the next 5 years. Our goal is to harness resources to grow and corner the market by developing good and powerful technology faster and better than our competitors. We believe this will ultimately prove more financial rewarding in the long run than offering dividends early on.

Santos Boch Oscal Jun 22 ⌄
Hi, Gabriela
I have a few questions regarding about your 3D software?
the 3D Printing works for online businesses or online store products, and is there any Debts or loan with high interest with any bankers at the moment. Please correct me with my questions, thank you.

 **Gabriela Trueba** Founder / CEO `FOUNDER` Jun 24 ⌄
Hey Santos- Thank you for your question. 3D printing works for online businesses and store products. We are seeing a great movement to adopt

3D as a final solution for manufacturing and selling products. No we do not any debts or loans with high interest with any banks at the moment.

Timothy Mayeur   Jun 2 ⌄

Same as Ted. I'm in the process of substantially increasing my investment. Would be great to get more details in regards to 2021 leap up. Imagine it's partly correlated to the 10x projected overall increase in 3D market within next 2 years. Assuming major part of that growth is ease of access to technology, thus why Womp is projected to increase at a faster rate than overall industry 2019-2021?

 **Gabriela Trueba** Founder / CEO `FOUNDER`   Jun 21 ⌄

Hey Tim! I see our answer disappeared! - sorry about that!!
Yes- the leap we project in revenue is not only correlated to the 10x increase in the 3D market but our projection to go to market by 2021 and strategic partnerships for offering a full range of services and software.
Since what we are building will be a huge ease of access tool as well as what we see is an increase in the speed, efficiency and general optimization of hardware and decrease in costs to manufacture we think 2021 will be a major year for Womp and 3D in general. Our tools to automate a lot of what keeps 3D technology out of everyone's reach will be a game changer for the industry, and for how we all think about, preview, buy and sell objects.

Ted Ainsworth   Jun 1 ⌄

Hi Gabriela,
I have already invested, but I am thinking of investing more. I know you have addressed projected revenue growth earlier, but can you explain in a little more detail how the company can get to the $40 million annual revenue projected in the next 2-3 years? Thanks!

 **Gabriela Trueba** Founder / CEO `FOUNDER`   edited Jun 4 ⌄

Hey Ted! Thank you so much for your question! Fantastic.

As of very recent developments we have updated our GTM strategy, by delaying it for about 12 months, and therefore have changed our projections slightly..

Pre-Product: ($1-$3M by end of 2020)
1. Enterprise services
2. Consumer services
3. Software Licencing
a. Manufacturers licencing software for pricing optimization

Post-Product: ($5M - $40M 2021/22)
1. SAS Platform fees
a. Personal
b. Business
c. Enterprise
2. Services
a. On-demand mail- in object digitization
b. On-demand file preparation
c. On- demand manufacturing
3. Enterprise Partnership Software Licencing
a. Manufacturers licencing software for manufacturing pricing optimization
b. "Powered by Womp" software API licencing
4. App revenue
a. CPC/CPM content promotion fees
b. SEO market place
c. premium features

Ted Ainsworth   May 10 ⌄

Thank you Gabriela. When do you anticipate re-release?

 **Gabriela Trueba** Founder / CEO `FOUNDER`   May 10 ⌄

Hey Ted,

We are planning on having private beta releases for the rest of 2019, and are hoping to GTM full force in early 2020. We have the eyes and interest of extremely promising companies and players in 3D and want to make sure to protect our product and IP until we are ready for a strong release. We are happy to let our investors in to see what we are working on as soon as we

happy to let our investors in to see what we are working on as soon as we have our latest beta live.

Ted Ainsworth   May 10 ⌄

I couldn't find the iOS app in the apple store and the website stated "currently under construction" when I tried to start a project. Are either of those operational?

 **Gabriela Trueba** Founder / CEO FOUNDER   May 10 ⌄
Hey Ted,

Thank you for your question! Yes, our website and app are currently undergoing reconstruction and redevelopment. Both pieces of software have demo versions, but the website was removed as a public demo when we were approached by some of the biggest players in consumer 3D to protect our IP. This Wefunder raise is primarily to finalize fixes and re-release a ready for market version of the software. We are currently accepting orders and use elements of our software internally as an admin tools, until we release another private beta. A beta of our app is available on the app store under "Aro ar".

Dean Bartosh   Apr 28 ⌄

If I'm understanding this correctly...
While you have some printers at your facility, the major thrust of your business is actually on the software side to simplify the 3D modeling process for 3D video and 3D printing facilities?

 **Gabriela Trueba** Founder / CEO FOUNDER   edited Jun 21 ⌄
Hey Dean, yes you totally get it! Womp.xyz is a smart platform to easily access 3D files for 3D printing and AR/MR.

 **Gabriela Trueba** Founder / CEO FOUNDER   Jun 21 ⌄
To add to this- you are correct- We don't believe the future of 3D printing is just in making machines and hardware better, we know everyone is working on that. Our thesis is that CONTENT IS KING- making good 3D files that will be accurate to what we want and that are relevant to our lives is really what will make everyone engage and interact with 3D technology.

Joe Smith   Apr 22 ⌄

Hello, thanks for giving me a shout out- a few questions:

-Can you provide a clear, concise summary of what your business is and how you make money? I may be a bit dense, but after reading through all of your material, watching the videos, visiting your website, etc, I don't feel like I fully understand your business.
-Can you please detail how you are going to ~4-5x your revenue each year through 2021?
-Do you have an patents or IP?
-What is stopping one of your competitors from essentially putting you out of business?
-Do you have any plans for customers to send you a photo of their object they want to have 3d printed rather than mailing it in? I wouldn't want to mail in my grandma's wedding ring - just saying :-)
-How did you arrive at the $5M or $4M (early bird) valuation?
-Why should I invest in your company rather than a company like Whiteclouds or a publicly traded company like PRLB, SSYS, or DDD?

Thanks!

 **Gabriela Trueba** Founder / CEO FOUNDER   Apr 25 ⌄
hey Joe, Thank you for your questions- please see responses below:

QUESTION:
Can you provide a clear, concise summary of what your business is and how you make money? I may be a bit dense, but after reading through all of your material, watching the videos, visiting your website, etc, I don't feel like I fully understand your business.

ANSWER:
Womp is a cloud-based website where anyone can generate, modify, analyze, and share 3D models with zero knowledge required. Users can preview, and share their models in AR and order on-demand 3D prints directly from the site. We are creating a piece of software that bridges 3D for media and manufacturing with simple and smart tools.

The way Womp makes money is 4 fold:
1. We charge our users a 3 tier monthly subscription to the platform (SaaS or Paas)- professional, business and enterprise subscription packages. Additionally one time users can purchase models and prints with flat-rate on-demand prices.
2. We generate 20-60% margins on all 3D printing orders processed through our site.
3. We license out our software to other 3D services providers particularly those who have scaled on-demand manufacturing.
4. Promoted/Sponsored content on our APP, and SEO market place for 3D model library.

QUESTION- -Can you please detail how you are going to ~4-5x your revenue each year through 2021?

ANSWER:
We are expecting to 4x in 2019 for the following reasons:
1. With a successful fundraising round, we can hire a head of content and marketing, who can help push outreach to increase our sales. Our sales so far have been 90% word of mouth.

2. We are already negotiating 2 licensing deals with other 3D on-demand services.

QUESTION:
Do you have any patents or IP?

ANSWER:
We have not defended our tech legally. Part of this raise will be used towards legal fees and defending our IP.

QUESTION:
Do you have any plans for customers to send you a photo of their object they want to have 3d printed rather than mailing it in? I wouldn't want to mail in my grandma's wedding ring - just saying :-)

 **Gabriela Trueba** Founder / CEO FOUNDER   May 3 ∨

 Hey Joe- see my answers were cut off in my last post! sorry about that- please see bellow!

QUESTION:
Do you have any plans for customers to send you a photo of their object they want to have 3d printed rather than mailing it in? I wouldn't want to mail in my grandma's wedding ring - just saying :-)

Absolutely! It is up to the customer if they want to send in the actual object or if they prefer to send in images and references.
We are also exploring tools like allowing users to use their phones to take an initial 3D scan of the ring that we can use to inform us further about the form.

QUESTION:
How did you arrive at the $5M or $4M (early bird) valuation?
We took into account a variety of factors when deciding what our valuation was, but I think the best was asking a handful of accredited angel and VC investors for their opinion on the valuation AND what they would consider investing at.
One very important metric was the fact that we had generated significant revenue without any marketing or advertising and that we had recently been approached by other 3D companies interested in licencing some of our software- this indicates a strong indication that there is tremendous value in the industry for what we are building and immediate opportunities for SAAS based MRR.

QUESTION:
Why should I invest in your company rather than a company like Whiteclouds or a publicly traded company like PRLB, SSYS, or DDD?

Thank you for this question! I love this one

With no intention of disparaging other 3D companies- these companies are exploring, expanding and perfecting the on-demand manufacturing side of the business. Taking White Clouds as an example- they are exploring how to generate revenue from current sophisticated and unsophisticated 3D printing processes and servicing B2B and enterprise customers. Same thing with ProtoLabs, SSYS and DDD- It makes sense- the tech is too complex and too expensive to really try to sell or tackle any other market.

Instead Womp is building the bridge for the engineers, designers and early adopters to access the incredible technology developed or services offered by companies like DDD or SSYS or WC. If you have invested in White Clouds- you still may not be able to 3D print something with them. The cost and complexity of hiring an engineer or artist to help you develop a file, optimize and then trouble shoot it with WC team will ultimately prove to expensive. Moreover WC will likely turn down the job because it won't be worth their team's time to handle the order- too much time and effort for a small order.

This is the case for most 3D companies- costs are HIGH.

Womp hosts services LIKE Whiteclouds on our platform so that you can use our smart, automated tools to generate, optimize, modify analyze, preview and order your file in over 100 materials- including SSYS, DDD, WC and Protolabs materials and services. We are cutting out the need for a design, engineer or project manager's time dedicated to your idea.

We are opening the barriers for anyone to access the latest 3D tech and allowing these businesses to open their services to a much larger market than the one they currently service exclusively due to barriers of cost and complexity.

We ultimately see business like these licencing, partnering and even acquiring Womp's technology as it will revolutionize the easy of use, experience, optimization and ultimately the current status quo process for getting an idea into a 3D physical object.

As a matter of fact, we have already been approached by some of the heavy hitters in on-demand 3D printing :)

Matthew Phillips   Apr 17 ∨
Gabriela:

You are off on a great adventure and Womp will be successful! A few questions for you:

1. What position (hire) does Womp need to fill fast and why?

2. Accounts Receivable (AR) seems rather large. What payment methods does Womp accept? How quickly are you able to collect on AR? Have you been able to decrease this time or is this the nature of the beast for your industry?

3. I know the value of being near partners, establishing a brand, and using that as a successful launchpoint in your local area; however, have you considered moving operations out of NY? I assume your rental costs are for warehouse and 3d printing facility? Is there a long-term cheaper option elsewhere?

4. Could you explain the short-term debt of $10k (terms and purpose)?

5. Could you go into a little more detail about your contractors expense? What does this generally entail? If not marketing nor manufacturing then... what - Project Reps?

6. Any thoughts on marketing to college campuses? Womp's business model would be ideal for students and universities that are starting or have recently started their 3D printing journey.

Respectfully,
Matthew - Future Womp Investor

 **Gabriela Trueba** Founder / CEO `FOUNDER`   edited Apr 18 ∨

Matthew- thank you for such kind words, and great questions:

1. QUESTION: What position (hire) does Womp need to fill fast and why?

ANSWER: Womp is looking to hire a marketing and content manager- to help with fundraising, customer outreach and social media.

Womp is also looking to hire a senior software engineer to accelerate our software development.

2. QUESTION: Accounts Receivable (AR) seems rather large. What payment methods does Womp accept? How quickly are you able to collect on AR? Have you been able to decrease this time or is this the nature of the beast for your industry?

ANSWER:
Our accounts receivable may seem significant by the end of 2018 due to open and ongoing projects that since have been finalized and accounts receivable has now been resolved to near zero!

Womp platform accepts 100% upfront payment for all purchases through stripe and wave. We make exceptions to this rule only for special projects including content sales of $40k+. For these exceptions we accept 50% upfront and 50% at the completion of the task.

3. QUESTION: I know the value of being near partners, establishing a brand, and using that as a successful launchpoint in your local area; however, have you considered moving operations out of NY? I assume your rental costs are for warehouse and 3d printing facility? Is there a long-term cheaper option elsewhere?

ANSWER: Although we do have some 3D printers In-house the majority of our 3D printing offering is all over the globe. We would never attempt to build or grow a manufacturing facility in NYC and if Womp ever to integrate in-house manufacturing, we would certainly have the factory/warehouse anywhere but NYC or the Bay area :)

Womp's headquarters could easily relocate at anytime as we are a location agnostic cloud platform. Womp just happened to be born/spawned in

Brooklyn because of it's incredible ability to bring people from different backgrounds, a passion for art, design and technology! We do believe NYC is one of the best places to find talent, brew out of the box thinking, and build the next wave of globally disruptive tech companies!

4. QUESTION: Could you explain the short-term debt of $10k (terms and purpose)?

ANSWER: The $10k is just the predicted balance owed to IRS for 2018 sales!

5. Could you go into a little more detail about your contractor's expense? What does this generally entail? If not marketing nor manufacturing then... what - Project Reps?

ANSWER: Our contractor expenses in 2018 included contract mechanical and industrial engineers, sales reps, and software engineers we couldn't yet afford to bring on full time but needed specific aid or skills to add to a project or piece of software development.

In particular we needed quite a bit of software engineering- our platform involves a extensive and sophisticated stack that required some extra help, especially when we were trying to hit milestones and push fixes for our users.

6. Any thoughts on marketing to college campuses? Womp's business model would be ideal for students and universities that are starting or have recently started their 3D printing journey.

ANSWER: Absolutely- part of our push to hire someone in marketing, sales and content management is to target customer segments like university students! We have had some organic word of mouth university and college student traction, but we are definitely interested in expanding that! Great questions!

Finn Kuusisto   Apr 9 ⌄

Looking at the financials you have provided, I noticed a large shift in margins from 2017 to 2018. That is, COGS did not seem to scale linearly with revenue (in a good way). Can you comment on this? Is your revenue growth coming primarily from services like 3D scanning or something else with low variable unit/material costs?

 **Gabriela Trueba** Founder / CEO `FOUNDER`   edited Apr 17 ⌄

Hey Finn, thank you for your great question. The shift in margins from 2017-2018 and decrease in COGS is due to 2 things.

1. In late 2017 we honed in Womp's mission. We were resolving what we see as simple barriers that keep anyone from accessing 3D tech. One such barrier we focused on very early on was how to help anyone generate 3D models affordably. By developing software and user tools, we were able to optimize something that is traditionally labour intensive. Although still human operated it was a much more scalable version of the traditional consulting business model. Users enjoyed our interface and handling all aspects of the project in a single place.

2. By honing our mission we attracted more consumer business through word of mouth. Not only did our consumer business increase, but sales form 3D bureaus (who regularly lose work to 3D file barriers) also increased. This then led to partnerships with established 3D printers in Brooklyn, and soon after all over the globe. These partnerships dropped our overhead costs, increased our sales and offered reliable, quality, speedy 3D printing for our users. Additionally, our manufacturing partners offered us discounted prices in exchange for help with their customer's 3D files, increasing margins further.

Finn Kuusisto   Apr 9 ⌄

To clarify my understanding of Womp's short-term vision, it sounds to me like Womp wants to largely democratize and centralize 3D modeling software in the browser. On top of that though, Womp offers value-added services like 3D printing, 3D scanning, and contract 3D model design for customers who don't want to do the modeling themselves. Is that somewhat accurate?

 **Gabriela Trueba** Founder / CEO `FOUNDER`   Apr 9 ⌄

Thanks for another great question. Correct, we are looking to develop a



hybrid software platform that lets you choose what tier of automation vs white glove service you are interested in. By creating a smart platform, our software will grow with our user base. Eventually it will have learned enough to wean users off human aid.

Timothy Mayeur Apr 7

6 fig revenue on $0 advertising. That really says it all. From what I observe; Gabriela & team have great understanding of this industry and putting a lot of effort into a solid product. This is on trend and solves a problem. Glad I can get in @ early bird $4M!



Gabriela Trueba Founder / CEO FOUNDER Apr 8

Thank you Timothy. We are so excited to have you on-board as an investor!

Dipankar Jyoti Dutta Mar 11

Will it be possible to elaborate more on the exit opportunity from the picth deck earlier "EXIT- We believe we have a strong exit potential and strategy. A 2-3 year exit potential with some of our manufacturing partners who have scaled 3D printing as a service."? Thank you.



Gabriela Trueba Founder / CEO FOUNDER Mar 12

Hi Dipankar. Thanks for the question. When you look at all the biggest companies experimenting with 3D, they all have something in common: their technology isn't used to it's full potential. Whether it's 3D printing unicorns like Carbon, or companies like Facebook/Apple using 3D as media, software limitations act as a huge barrier in creating the 3D file. This problem keeps a massive group of users and use cases from using the technology. It also reserves 3D as a whole, including Web3D/AR/3D printing, for experts and technologists only.

Most of these companies (who preach 3D as the next big thing for media and mass manufacturing) rely on the vision that we'll all create, modify and use 3D files. But to the everyday user, it's not that simple. For these entities, Womp will become the bridge for anyone to access and use their 3D tech. This makes Womp infinitely valuable to acquire: it'll increase the value and revenue of companies by establishing 3D tech as a global distributor. Please let us know if you have any other questions!

RISKS

1 *The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.*

READ MORE RISKS

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Womp is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$100 min   **INVEST**

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